January 26, 2016

Via EDGAR
Hugh West
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OM Asset Management plc
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 10, 2015
File Nos. 001-36683

Dear Mr. West:

This letter sets forth the response of OM Asset Management plc ("OMAM" or the “Company”) to the comment letter, dated December 28, 2015, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2014 and the Form 10-Q for the Quarterly Period Ended September 30, 2015 (together, the "Filings"). In order to ease your review, we have repeated the comment in its entirety.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 8. Financial Statements and Supplementary Data, page 104
Note 21 – Funds’ Derivatives and Hedging, page 159
1. We note that certain of your derivative contracts are subject to master netting arrangements. Please revise your future filings to disclose the information required by paragraphs ASC 210-20-50-1 through 210-20-50-6 for all of your derivatives. Refer also to ASC 815-10-50-7A.

Response: Within the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2014, all derivatives were entered into by funds consolidated in the financial statements of the Company. The Company considered the provisions of paragraphs ASC 210-20-50-1 through 210-20-50-6 and determined that the level of derivative activity of the consolidated Funds for each of the periods included in the 2014 10-K was immaterial.

OMAM • 200 Clarendon Street • 53rd Floor • Boston, Massachusetts 02116 • www.omam.com

The Company adopted ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis as of January 1, 2015. For the period between January 1, 2015 and September 30, 2015, the Company concluded that no funds should be consolidated into the Company's financial statements. The Company will continue to perform quarterly reconsideration procedures for its funds and monitor their derivatives activity.

The Company also entered into a Treasury rate lock derivative contract in the third quarter of 2015. To the extent derivatives entered into by the Company or its consolidated funds, if any, become material, the Company will disclose the additional information required by ASC 210 and ASC 815.

Item 15. Exhibits, Financial Statements Schedules, page 171 (3) Exhibits, page 171
2.Please revise your future filings to include an exhibit that discloses your consolidated subsidiaries. Refer to Item 601(b)(21) of Regulation S-K.
Response: The Company will include an exhibit that discloses its consolidated subsidiaries in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2015 Item 1. Financial Statements, page 3
Note 11 – Accumulated Other Comprehensive Income, page 22
3.Please revise your future filings to show the tax effects of each component of accumulated other comprehensive income (“AOCI”) and reclassifications from AOCI into earnings. Refer to ASC 220-10-45-11 through 45-17.
Response: The Company will revise its future filings to include the tax effects of each component of AOCI, including reclassifications from AOCI into earnings.

Note 12 – Derivatives and Hedging, page 22
4.We note that in July 2015 you entered into a Treasury rate lock contract that is accounted for as a cash flow hedge. Please revise your future filings to disclose the following:

•	The financial instrument hedged and related notional amount;

•	A description of how this cash flow hedge will impact your future cash flows (e.g. fixed for variable cash flows);

•	The location and amount of any gain or loss reclassified from accumulated other comprehensive income into earnings (effective portion); and

•	The location and amount of any gain or loss recognized in earnings (ineffective portion and any amount excluded from effectiveness testing), if applicable.
Refer to ASC 815-10-50-1 through 50-4E.
Response: The Company will revise its future filings to include the financial instrument hedged, related notional amount, and a description of how the hedge will impact the Company’s future cash flows. If applicable, the Company will also disclose the location and amount of any gain or loss reclassified from accumulated other comprehensive income into earnings (effective portion) and the location and amount of any gain or loss recognized in earnings (ineffective portion and any amount excluded from effectiveness testing).

Item 2. Management’s Discussion and Analysis of financial Condition and results of Operations, page 24
Summary Results of Operations, page 28
5. We note that you disclose in your table under “Other Operational Information,” the annualized revenue impact of net client cash flows. Please address the following:

•	Provide us with an illustrative example of your computation.

•	Revise your disclosure in future filings to explain how you use this measure and why it is useful to your investors.

•	Tell us what consideration you gave to Item 10(e) of Regulation S-K and whether this measure represents a Non-GAAP measure.

•	In addition to the exclusion of market appreciation/(depreciation), tell us and revise your disclosure in future filings if necessary, if there are any other limitations to this measure.

•	Tell us what consideration you gave to Item 10(b) of Regulation S-K and whether this measure represents a projection.

Response: Annualized revenue impact of net client cash flows (the "Annualized Revenue Impact") represents the difference between annualized management fees expected to be earned on new accounts and net assets contributed to existing accounts, less the annualized management fees lost on terminated accounts or net assets withdrawn from existing accounts, including equity-accounted Affiliates. The annualized management fees are calculated by multiplying the annual gross fee rate for the relevant account by the net assets gained in the account in the event of a positive flow or the net assets lost in the account in the event of an outflow. The inputs used in the calculation of Annualized Revenue Impact are contained in the following table, a condensed version of the one included on page 31 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2015. We have added letters in front of the relevant rows to clarify the key line items used in the calculation:

Calculation of the Annualized Revenue Impact of Net Flows
$ in billions, unless noted		Three Months Ended					Nine Months Ended
	Total	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	September 30, 2015	September 30, 2014
	Beginning balance	$226.6	$224.0	$220.8	$213.8	$214.9	$220.8	$198.8
A	Gross inflows	6.2	7.5	7.0	9.2	8.9	20.7	22.8
B	Gross outflows	(7.8)	(6.5)	(6.9)	(5.1)	(5.3)	(21.2)	(15.7)
C	Hard asset disposals	(0.9)	(0.2)	(0.3)	(0.3)	(0.5)	(1.4)	(1.4)
	Net flows	(2.5)	0.8	(0.2)	3.8	3.1	(1.9)	5.7
	Market appreciation (depreciation)	(15.4)	1.1	3.4	3.2	(4.2)	(10.9)	9.7
	Other	—	0.7	—	—	—	0.7	(0.4)
	Ending balance	$208.7	$226.6	$224.0	$220.8	$213.8	$208.7	$213.8
	Average AUM	$218.6	$227.2	$222.3	$218.1	$216.0	$222.2	$207.6

D	Basis points: inflows	45.6	46.1	46.6	44.3	46.3	46.1	43.3
E	Basis points: outflows	31.6	31.4	29.5	38.3	38.4	30.9	37.6
	Annualized revenue impact of net flows (actual as reported, in millions)	$0.7	$13.5	$11.3	$20.0	$19.1	$25.5	$34.5

As presented in the table above, the formula to re-calculate the annualized revenue impact of net flows is:
Annualized Revenue Impact = ((A x D) + ((B + C) x E))

The Company will revise its future filings to explain how this measure is used and why it is useful to investors. As explained below, the Company will also revise its future filings to further discuss the limitations of this measure.

The Company considered the definition of a non-GAAP financial measure per item 10(e)(2) of Regulation S-K, which states that “a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position, or cash flows that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

The Company's definition of Annualized Revenue Impact is included in its initial registration statement filed on Form S-1, the Filings and in the first paragraph above. This measure does not exclude or include amounts that are included or excluded in a comparable measure calculated and presented in accordance with U.S. GAAP. Rather, the Annualized Revenue Impact is a metric used to evaluate the potential financial impact of the net client cash flows. Since there is a significant difference in the fee rates earned by the Company's Affiliates for U.S. equity and fixed income (26 and 21 bps, respectively, for the three months ended September 30, 2015) relative to global / non-U.S. equity or alternatives (41 and 44 bps, respectively, for the three months ended September 30, 2015), the sources of the inflows and outflows make a difference in the financial impact of these net flows.

The net client cash flows for the three months ended September 30, 2015, as presented in the table above and in the asset flows table on page 31 of the Company's Quarterly Report on Form 10-Q for the period then ended, illustrate the usefulness of the Annualized Revenue Impact metric. While the Company experienced net client cash outflows of $2.5 billion for the quarter, the $6.2 billion of inflows in the quarter came into significantly higher fee rate products at a weighted average fee rate of 45.6 bps compared to the $8.7 billion of outflows and disposals that went out at a weighted average fee rate of 31.6 bps. Therefore, the negative net client cash flows translated to a positive Annualized Revenue Impact of $0.7 million. The Company views Annualized Revenue Impact as a key metric that is important to investors because, as the Company has communicated, the mix of its asset flows is important to investors' understanding of the Company's performance.

While the Annualized Revenue Impact metric provides investors with a better indication of the potential financial impact of net client cash flows, it is not intended to represent a financial projection. For instance, it does not include assumptions for next twelve month market appreciation or depreciation or investment performance associated with the assets gained or lost. Nor does it account for factors such as future client terminations, additional contributions, or withdrawals over the next twelve months. Additionally, the basis points reported are fee rates based on the asset levels at the time of the transactions and do not consider the fact that client fee rates may change over the next twelve months. The Company will include a discussion of limitations of this measure in future filings.

The Company considered the scope of Item 10(b) of Regulation S-K and concluded that the Annualized Revenue Impact metric is not a projection of future financial performance, as discussed above (ie: Management does not make forward-looking assumptions for market appreciation/(depreciation), investment performance, future flows or potential fee rate renegotiations in calculating the Annualized Revenue Impact, all of which would be required to derive a financial projection). The Company has therefore concluded that Annualized Revenue Impact of net client cash flows is not a projection but is a metric calculated on current period results.

6. We note that your ENI revenue (and other ENI measures) excludes extraordinary performance fees, net of associated expenses and taxes. Your reconciliation on page 44 however, refers to the exclusion as “other non-core ENI revenue”. Please explain to us, and revise in your future filings to clarify the following:

•	Discuss what the extraordinary performance fees represent;

•	Discuss what the associated expenses represent and why it is appropriate to present performance fee revenue net of such expenses; and

•	Explain why you classify the performance fees as extraordinary. In this regard, reconcile your explanation with your revenue recognition policy as discussed in your 10-K.

Response: The performance fee of $48 million, classified as "extraordinary" in the Company's economic net income statement of operations, represents compensation earned by one of the Company's Affiliates related to the sale and liquidation of a fund that resulted in a gain to the investor of almost 20x the initial investment. The Company believes that the unique characteristics of this fee, including its size, the exceptional investment performance of the underlying product, the liquidation of the investment vehicle, and the one-time nature of the fee make it unrepresentative of the Company’s recurring economics. Over the previous five years, the largest other single performance fee recognized by the Company was $12 million in 2014. The Company therefore chose to present its economic net income statement of operations with this extraordinary performance fee excluded from revenue and expenses and presented it on a net basis after economic net income before extraordinary performance fee. This presentation provides a more comparative view across reporting periods of the line items which make up ENI revenue and expense. The Company's U.S. GAAP income statement made no adjustments related to this extraordinary fee and as noted below, it is treated consistent with the Company's revenue recognition policy under U.S. GAAP.

In calculating the net impact of the extraordinary performance fee, the Company was able to directly measure the expense related to this fee. Over 98% of the pre-tax associated expenses represent contractual variable compensation that is directly related to the performance fee. Additional direct expenses include minor local taxes and legal fees, along with the tax effect of the performance fee calculated using the Company's marginal tax rate. The Company felt it was appropriate to present this performance fee on a net basis given the one-time nature of it. Had the Company not segregated the one-time performance fee and its associated direct expenses, the Company believes its period-over-period economic net income statement of operations would not be comparable to investors and could result in fostering expectations by investors that are unlikely to be achieved.

The Company considered the following guidance:

•
Regulation S-K 10(e)(ii)(B) prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

•
Question 102.03 of the Division’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations notes that, “It would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual unless it meets the specified criteria. The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”

The Company considered the guidance in S-K 10(e)(ii)(B) and CDI Question 102.03 and believes it is appropriate to classify this non-recurring fee as extraordinary because it met the specified criteria. Specifically, the Company has not recorded a similar fee within the prior two years, and based on the Company's review of client contracts and consideration of historical trends, a similar fee is not reasonably likely to recur within the next two years.
The Company's U.S. GAAP revenue recognition policy in its Annual Report on Form 10-K states that performance fees, including those that are subject to clawback, are recognized when they (i) become billable to customers (based on contractual terms of agreements), (ii) are not subject to contingent repayment and (iii) when collection is reasonably assured. The Company has recognized this performance fee in accordance with its U.S. GAAP revenue recognition policy as the fee was earned in the three-month period ended June 30, 2015.

Assets Under Management, page 29

7. We note from your disclosure on page 26 that as of September 30, 2015 approximately $52 billion, or 29% of your AUM in consolidated Affiliates, are in accounts with incentive fee or carried interest features. Please revise your future filings to provide readers with a meaningful understanding of the performance of each of your significant funds (by strategy). Your disclosure should include, preferably in tabular format and without limitation, the following information:

•
Identify each significant fund within each of your fund strategies (e.g. U.S. equity, Global/non-U.S. equity, fixed income funds, and Alternative, real estate & Timber), along with its inception date and maturity date or contractual end date;

•	Disclose the current net asset value and the related performance fee/carried interest recognition threshold (if applicable);

•
Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance fee/carried interest from the fund;

•	Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds; and

•	Disclose the amount of performance fee/carried interest recognized in income to date, and the amount subject to clawback, if any.

Response: As a result of the extraordinary $48 million performance fee realized in the nine months ended September 30, 2015 and the relative amount of AUM ($52 billion; 29% of consolidated AUM) identified by the Company as subject to performance fees or carried interest, a reader may infer (erroneously) that the Company’s business is highly reliant on performance fees. The Company believes that the information in the table below indicates that i) performance fees represent a relatively minor portion of the Company's business, ii) the vast majority ($45.6 billion) of the total $52 billion of AUM reported by the Company as subject to performance fees are in traditional separate accounts or funds which primarily pay management fees, with only a small "performance" component which marginally increases or decreases the management fee based on performance versus an agreed benchmark, and iii) the Company has a relatively small level of "alternative" fund assets that are similar to hedge or private equity type vehicles. Therefore, given the above, the Company does not believe it would be meaningful to investors to provide the level of detail requested given the limited overall impact of performance fees on the Company's operating results. Were levels of performance fees to become material in the future, or were the nature of its business to become more performance fee oriented, the Company would intend to provide additional relevant performance fee information to investors.

Included below is a breakdown of the Company’s AUM from consolidated Affiliates, broken out between AUM subject to performance fees/carried interest and that subject only to management fees. Within each of these categories, the table splits out true “alternative” fund vehicles subject to performance fees/carried interest similar to hedge funds or private equity vehicles; funds which primarily earn management fees, potentially subject to performance adjustment up or down based on investment performance versus benchmark; and separate accounts with individual clients, which primarily earn management fees, potentially subject to performance adjustment up or down. For each of these categories and in total, the Company has indicated the ratio of performance fees/carried interest relative to total management and performance fees. In addition, a second table which indicates the level of performance fees reported by the Company over the last three years and through the nine months ended September 30, 2013, 2014, and 2015, both on a gross basis, and net to the Company’s shareholders before taxes, has been provided. Within this table, the Company has indicated the percentage of total fees (management fees and performance fees/carried interest) represented by performance fees/carried interest as well as the percentage of pretax ENI profit represented by net performance fees/carried interest.

Management fees and performance fees by account category
	AUM of consolidated Affiliates at September 30, 2015 ($ in billions)			Management fees; nine months ended September 30, 2015 ($ in millions)			Performance fees; nine months ended September 30, 2015 ($ in millions)
Category	Total	AUM of accounts without perf. fees	AUM of accounts with perf. fees(1)	Total	Accounts without perf. fees	Accounts with perf. fees	Total	As a % of total category fees among accounts with perf. fees	As a % of total category fees (among all accounts)
Alternative Funds	$6.6	$—	$6.6	$31.5	$—	$31.5	$4.2	11.8%	11.8%
Other Funds	12.7	10.5	2.2	68.5	55.0	13.5	0.2	1.5%	0.3%
Separate accounts/other	159.4	116.0	43.4	379.5	318.5	61.0	3.0	4.7%	0.8%
Total	$178.7	$126.5	$52.2	479.5	373.5	106.0	7.4	6.5%	1.5%
Extraordinary performance fee				0.7	—	0.7	48.1	98.6%	98.6%
Total				$480.2	$373.5	$106.7	$55.5	34.2%	10.4%

1.
The Fund and account that generated the extraordinary performance fee was liquidated in June 2015 and is therefore not included in the AUM of consolidated Affiliates at September 30, 2015 presented in the table above.

Levels of performance fees
	For the years ended December 31,			For the nine months ended September 30,
						2015
$ in millions	2012	2013	2014	2013	2014	Excluding extraordinary performance fee	Including extraordinary performance fee
Normal performance fees	$14.1	$18.1	$34.3	$10.8	$5.3	$7.4	$7.4
Extraordinary performance fee	—	—	—	—	—	—	48.1
Total gross performance fees	$14.1	$18.1	$34.3	$10.8	$5.3	$7.4	$55.5
Pre-tax net performance fees(1)	6.7	8.9	19.9	5.6	2.9	3.8	22.9

Pre-tax economic net income	131.3	153.0	204.1	113.9	140.8	154.2	173.3

Net fees as a percentage of gross fees	47.5%	49.2%	58.0%	51.9%	54.7%	51.4%	41.3%
Gross performance fees as a percentage of total fees (2)	3.2%	3.5%	5.5%	2.9%	1.2%	1.5%	10.4%
Net performance fees as a percentage of pre-tax economic net income	5.1%	5.8%	9.8%	4.9%	2.1%	2.5%	13.2%

1.
Net performance fees are shown after the effect of contractual variable compensation and distributions to key employees of the Affiliates and represent the amount of the performance fee directly attributable to the Company's shareholders.

2.
Total fees (ENI management fees and ENI performance fees) were $435.0 million, $517.9 million, and $624.2 million for the years ended December 31, 2012, 2013, and 2014, respectively. Total fees were $374.6 million and $443.2 million for the nine months ended September 30, 2013, and 2014, respectively. Total fees for the nine months ended September 30, 2015 were $535.7 million including the extraordinary performance fee and $486.9 million excluding the extraordinary performance fee.

Several trends are clear from this analysis:

(1)	Performance fees/carried interests represent a relatively small amount of the Company’s economics.
Gross performance fees (excluding the $48 million extraordinary performance fee) have represented less than 6% of total management fee and performance fee revenue and net performance fees less than 10% of pretax economic net income during each of the last three years. When presenting the one-time performance fee separately (which was not done for U.S. GAAP purposes), performance fee revenue recorded for the nine months ended September 30, 2015, 2014, and 2013 were $7.4 million, $5.3 million, and $10.8 million, respectively, or 1.5%, 1.2%, and 2.9%, respectively, of the sum of management fees and performance fees. Total performance fee revenue recorded for the nine months ended September 30, 2015 was $55.5 million (which includes the $48 million extraordinary performance fee), or 10.4% of the sum of management fees and performance fees. Likewise, on an annual basis, gross performance fees (before profit sharing, taxes and other expenses) have not been materially significant to the Company. Total performance fee revenue recorded for the years ended December 31, 2014, 2013 and 2012 were $34.3 million, $18.1 million and $14.1 million, respectively, or 5.5%, 3.5% and 3.2%, respectively, of the sum of management fees and performance fees. Of these amounts, $20 million, $9 million and $7 million for the twelve months ended December 31, 2014, 2013 and 2012, respectively, were the net performance fees earned after Affiliate bonuses and distributions, which the Company reported in Exhibit 99.2 to its Current Report on Form 8-K announcing fiscal 2014 annual results, filed on February 27, 2015. These amounts represented 9.8%, 5.8%, and 5.1% respectively of pre-tax economic net income.

(2)
The vast majority ($45.6 billion) of the $52 billion of AUM reported by the Company as subject to performance fees are in either traditional separate accounts or funds which primarily pay management fees, with only a small “performance” component which marginally increases or decreases the management fee based on performance versus an agreed benchmark.

Traditional separate accounts represent $43.4 billion, or 83.1% of all performance fee/carried interest assets, and are dominated by one $25.5 billion sub-advisory mandate. Another $2.2 billion or 4.2% of the performance fee assets are in “funds” with similar traditional management fee plus/minus performance fee mechanisms. Together, these traditional separate accounts and funds with a performance component generated $3.2 million of performance fees for the first nine months of 2015, representing only 4.1% of total management and performance fees associated with these accounts and 0.7% of management and performance fees for the Company overall (excluding the $48 million extraordinary performance fee).

(3)	The Company has a relatively small level of “alternative” fund assets that are similar to hedge or private equity type vehicles.
Alternative fund assets of $6.6 billion at September 30, 2015 represent 3.7% of the Company's AUM of consolidated Affiliates, 12.6% of the Company's performance fee AUM, and 56.8% of the performance fees recorded in performance fee AUM for the first nine months of 2015 (excluding the $48 million extraordinary performance fee recorded in the second quarter of 2015, the assets of which are no longer included in AUM at September 30, 2015). Breaking these assets down further, approximately $1 billion were in liquid alternative "hedge-fund" like products that contain high watermark performance thresholds, while the remaining assets were in private equity-style products that measure performance in excess of a hurdle rate over a multi-year period. Performance fees of $4.2 million generated by the private equity-style products represented 11.8% of this category's fee revenue, including management and performance fees and 0.9% of management and performance fees for the Company overall (excluding the $48 million extraordinary performance fee). Including the $48 million performance fee, these alternative fund assets generated 94.2% of the performance fees from performance fee AUM. The unique nature of the $48 million performance fee and the rationale for its exclusion are covered in the Company's response to Comment No. 6 above.

Given the impact of the $48 million “extraordinary” performance fee on its 2015 results, the Company intends to provide additional information regarding this fee in future filings. In addition, the Company will continue to evaluate its performance fees earned on a quarterly basis and, to the extent a future fee rises to a material level, the Company will provide additional appropriate disclosure. However, as noted above, the Company does not believe that the level of ongoing disclosure requested by the Staff would add to investors' understanding of the business since: (1) the level of “alternative” funds is quite small; (2) most of the Company's performance fees represent modest additions or subtractions to management fees based on performance relative to benchmark in traditional separate accounts; (3) the “extraordinary” $48 million performance fee which impacted 2015 results is an anomaly from the perspective of management, with no similar fees received or expected in the prior or future 2 years; and (4) performance fees overall (excluding the $48 million fee which will be disclosed in more detail) have represented less than 6% of total management fee and performance fee revenue and 10% of pretax economic net income during each of the last three years. For these reasons, the Company believes that the current level of disclosure is appropriate (other than for the extraordinary fee previously mentioned, where additional information will be provided).

U.S. GAAP Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014, page 35
Performance Fees, page 37
8. We note that your performance fees increased to $55.5 million for the nine months ended September 30, 2015 from $5.3 million for the nine months ended September 30, 2014. Please revise your disclosure in future filings to provide a more granular discussion of the specific factors that caused the increase. For example, identify the specific funds that reached their contractual terms and triggered revenue recognition.

Response: The Company will expand upon its U.S. GAAP MD&A disclosure in future filings to provide a more detailed discussion of the specific factors that caused the increase in performance fees. The Company believes that this disclosure can be provided without identifying the specific fund which drove the "extraordinary" $48 million increase in performance fees, since this fund has been liquidated and is no longer capable of generating performance fees, and the Company does not anticipate similar material levels of performance fees in comparable types of alternative funds, as discussed in the Company's response to

Comment No. 6 above. Moreover, given that this fund contained only one third-party investor, disclosure of additional detail could be damaging to the Company’s competitive position in this specialized investment category. The Company expects the updated discussion will be revised to read substantially as follows:

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014: Performance fees increased $50.2 million, from $5.3 million for the nine months ended September 30, 2014 to $55.5 million for the nine months ended September 30, 2015.  Performance fees are variable and are contractually triggered based on investment performance results over agreed upon time periods. In the second quarter of 2015, we recorded a non-recurring performance fee of $48.1 million related to the sale and liquidation of a fund that resulted in a significant gain to the investor from the initial investment. The unique characteristics of this fee, including its size and the exceptional investment performance of the underlying product, is particular to this liquidated fund and it therefore is unrepresentative of our recurring economics.

Non-GAAP ENI Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014, page 43
9. We note your presentation of comparative full Non-GAAP income statements. Considering that you provide Non-GAAP reconciliations throughout pages 40 through 49, tell us what consideration you gave to excluding the full Non-GAAP income statements from your interim and annual reports (including your 8-Ks). See Question 102.10 of the Division’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations, available on our website.

Response: The Company has considered Question 102.10 and Item 10(e) of Regulation S-K in the formulation of its non-GAAP disclosure in its Exchange Act filings. The Company believes that its non-GAAP measures are highly informative to investors because they combine an internal management perspective of the business with key economic drivers that can be clearly analyzed and modeled. Internally, management uses economic net income as the primary means of reporting the results of the Company and running its business. Additionally, economic net income is used as a basis for evaluating and compensating management. Analysts and investors use economic net income in their models in order to value the shares of the Company.

The Company has designed its disclosures to investors with the goal of being thorough and transparent. Based on discussions with investors and other users of the Company's financial statements, the Company believes that its investors find the current presentation of its GAAP and non-GAAP results to be informative, useful and transparent because it provides all investors with the same information that management and analysts use in their analysis of the Company's performance. In particular, analysts’ financial models of OMAM are based in large part on information derived from the Company's non-GAAP measures and, in response to this, the Company has always endeavored to provide as much detail as possible. Responses to this disclosure from investors and financial analysts have been universally positive, with feedback that investors like to see the ENI Results of Operations and derived key ratios, presented through the eyes of management, used to evaluate the performance of the business and make key decisions.

The Company has always presented corresponding U.S. GAAP information with equal or greater prominence to non-GAAP measures. The Company has carefully considered the guidance set forth in Compliance and Disclosure Interpretation Question 102.10 in its presentation of the non-GAAP ENI Results of Operations. While the Company understands that presentation of a full non-GAAP income statement may not be appropriate if it places undue prominence on the non-GAAP information, the Company believes that by presenting U.S. GAAP information first and by clearly outlining the limitations of the corresponding non-GAAP information, it has satisfied these requirements. The Company began presenting a full non-GAAP income statement with its initial registration statement in an effort to provide greater clarity and transparency to potential investors. The non-GAAP ENI Results of Operations included are presented in the same format as the Company's segment income statement, as provided in Note 23 of the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2014.

In presenting the non-GAAP financial information, the Company has complied with the requirements in Item 10(e) of Regulation S-K as follows:

i)
The Company presents the corresponding U.S. GAAP measure with equal or greater prominence. The Company's U.S. GAAP Results of Operations are presented and discussed in the MD&A with equal or greater prominence than its non-GAAP economic net income Statement of Operations.

ii)
The Company discloses a reconciliation (by schedule or other clearly understandable method) of non-GAAP financial measures to GAAP financial measures. The Company discusses differences, providing tabular reconciliations as needed, between corresponding line items of its U.S. GAAP Results of Operations and its economic net income Statement of Operations throughout its MD&A. The Company also provides a detailed reconciliation between U.S. GAAP net income and economic net income, as included on page 42 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2015.

iii)
The Company describes the usefulness and limitations of the non-GAAP measure. As demonstrated on pages 40-42 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, the Company provides detailed descriptions of the differences between ENI and U.S. GAAP, possible additional categories of adjustments that may be made in the future, as well as the limitations of economic net income.

iv)
The Company describes how management uses the non-GAAP measure. The Company provides a summary of how management uses economic net income, as provided on page 40 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2015.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300 or Christina E. Melendi at (212) 309-6949.
Sincerely,
/s/ Stephen H. Belgrad

Stephen H. Belgrad
cc:    Christina E. Melendi (Morgan, Lewis & Bockius LLP)

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